CYBERDEFENDER CORPORATION

617 West 7th Street, 10th Floor

Los Angeles, CA 90017

June 22, 2010

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance/Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	CyberDefender Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 000-53475

Dear Ms. Collins:

This letter is in response to your letter dated June 10, 2010 relating to the above-referenced filing.  For your ease of reference, we have repeated your comments in this response.

Item 9A. Controls and Procedures, page 28

1.              We note your response to prior comment 6 where you explain why the company believes the material weakness in your internal controls over financial reporting does not impact your ability to resolve the reported deficiency in your disclosure controls and procedures.  However, it is not clear from your response how you concluded that the lack of independent directors and an audit committee to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with GAAP would not impact your ability to record, process, summarize and report your financial information in a timely manner or, in other words, to maintain effective disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e). Please explain further how you determined that the material weakness in your internal controls over financial reporting should not also be considered a material weakness (or significant deficiency) in your disclosure controls and procedures.

As stated in the Commission’s Release No. 34-46079 issued June 17, 2002, disclosure controls and procedures “are intended to cover a broader range of information than is covered by an issuer’s internal controls related to financial reporting.”  As the Release further indicates, disclosure controls and procedures include timely collection and evaluation of information potentially subject to disclosure under the requirements of Regulation S-X and Regulation S-K, information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business, and information that must be evaluated in the context of the disclosure requirement of Securities Exchange Act Rule 12b-20.

We do not believe that the lack of independent directors and an audit committee impacted our ability to record, process, summarize and timely report the information required to be disclosed in the reports we file

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

June 22, 2010

pursuant to Section 13 of the Exchange Act.  While having independent directors and an audit committee would provide us with reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with GAAP, our lack of these resources simply meant that, in preparing the information for disclosure, we had to take extra precautionary measures.  As we indicated in our disclosure controls and procedures report, we performed additional analysis and other post-closing procedures to ensure that our financial statements were prepared in accordance with generally accepted accounting principles.  As a result of these post-closing procedures, we reported that the financial statements included in our Form 10-K fairly presented, in all material respects, our financial condition, results of operations and cash flows for the periods presented.  Since we were able to record, process, summarize and timely report our financial information in accordance with the Commission’s rules and forms, we determined that the deficiency in our internal controls over financial reporting was not a significant deficiency or a material weakness in our disclosure controls and procedures.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.              We reference your response to our prior comment 10.  We note that you sell bundled arrangements which include a term license with a one-time technical support call and you immediately recognize the portion of the sale that relates to the one-time technical support call.  It appears from your response that you are using the residual method in order to allocate a portion of the arrangement fee to the one-time technical support call.  Please confirm and if true, tell us how you have established VSOE of fair value for the term license.  In this regard, tell us if you have a history of selling the term licenses separately and describe further the process you use to evaluate the various factors that affect your VSOE, including customer type, product, or other pricing factors.  Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate the fair value.  We refer you to ASC 985-605-25-6.  In addition, describe further the services provided with the one-time technical support call and tell us when during the sales process you actually perform these services.

In order to allocate a portion of the sales price to the one-time technical support, we use the residual method in accounting for package deals that include a term license with a one-time technical support call. We have established VSOE of fair value of the term license based on the fact that the term license is for an off-the-shelf software product that we have been selling separately since mid 2007. The customer type (retail customer) and product are exactly the same for all of these bundles.  Pricing may vary slightly as we test multiple price points to attempt to find the optimal price point for the bundle.  The current price of EDC, our anti-virus/anti-spyware software that is sold as part of this package, is $29.99 when sold on a stand-alone basis.   We may offer a package to customers that includes both EDC and a one-time technical support call that is priced at $169.99.  In this instance we would recognize $140 (the residual amount) immediately, as the one-time technical support call is provided at the time of the sale, and defer the $29.99 over the one year license of EDC.  The service provided by the one-time technical support can be anything related to a customer’s personal computer including removal of spyware/viruses, setting up new computer equipment, connecting accessories (i.e. printers, scanners or webcams), creating home networks, fixing crashes and errors, syncing smart phones, mp3 players, etc.  We have chosen to use the residual method instead of the proportional method as we often test several price points (i.e. $164.99, $169.99, $174.99) on

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

June 22, 2010

a bundle to attempt to determine the optimal price point and the additional man-hours and cost to use the proportional method is prohibitive for us and additionally would not result in a material difference to the financial statements.

3.              We also note that you sell bundled arrangements that include a term license sold with premium service and account for the service element as a separately priced warranty pursuant to the guidance in ASC 605-20-25-3.  Considering these services are sold in conjunction with a software deliverable (i.e. term licenses), tell us why you believe the premium services are not considered PCS services pursuant to the guidance in ASC 985-605-25-66.  In addition, please describe the process you use to determine VSOE of fair value for both undelivered elements in these arrangements (premium services and term licenses) and tell us how your accounting for arrangements complies with the guidance in ASC 985-605-25-6 through 25-10.

The only difference between this bundle and the one described in our response to comment number 2 above is that the premium service provides for unlimited technical support for a specified period of time, generally one year. We have established VSOE of fair value of both undelivered elements as we have been selling the term license and an unlimited technical support product separately to the same class of retail customers since September 2007. Please see our response to comment number 4 below for a detailed description of how we determine revenue recognition for the premium service.

4.              We also note for your premium services, when historical evidence indicates that the costs of performing services under the contract are incurred on an other than straight-line basis, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing the services under the contract.  Please describe, in detail, the historical evidence used to support your accounting for a portion of the premium service fees up-front.  We refer you to ASC 985-605-25-68.  Also, for each period presented, tell us the amount of premium service fees recognized in income and tell us what portion of such fees were recognized at the time of purchase of the bundled license arrangement.

We have been selling an unlimited technical support product since September 2007.  The historical evidence we use to support our decision to account for a portion of the fee up-front is the history of our customers’ utilization of the unlimited technical support.  Historical usage indicates that a majority of our customers only use the service once, which is upon their first call.  Of the customers that call more than once, the majority call back within the first three months.  The number and frequency of returning customer technical support calls drops off rapidly after three months from the original purchase date of the unlimited technical support service. Based on the historical evidence, we have found that if a properly trained technical support representative takes the time to not only fix the customer’s immediate problem but also addresses all other common technical support issues on the initial call, than the majority of customers do not call back during the term of their service agreement.

To further clarify our revenue recognition policy, we sell two unlimited technical support products.  The first product is serviced by a third party.  For this product we pay the third party an agreed-upon upfront fee for each customer that they service, therefore we defer the revenue and the expense ratably over the term of the product.  The second product, which we refer to as Premium, is serviced by our internal technical support team.  For this product we have determined that it is appropriate to recognize the amount of the

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

June 22, 2010

revenue that equals the price of the one-time technical support call and defer the remaining portion over the life of the annual service, based on the guidance of ASC 985-605-25-68.  We staff our technical support call center based on our daily forecasted new sales/calls plus a small amount of returning customer calls. This determination is based on historical evidence that shows that a majority of the customers only use the Premium annual service once, as part of their initial technical support call.  Therefore, we have determined that it is appropriate to recognize the amount of the Premium revenue that equals the price of the one-time technical support call upfront as our wages and overhead costs expended related to these Premium services are primarily front loaded.  If we were to stop selling new Premium services we could significantly reduce our technical support staffing and thereby reduce the related wage and overhead expense.

There was no Premium revenue recognized in 2008.  In 2009 we sold approximately $335,000 in Gross Sales of our Premium product and recognized approximately $228,000 in GAAP revenue.

5.              We note your response to our prior comment 12 where you provide your analysis of gross refunds and chargebacks to gross sales for fiscal 2008 and 2009 based on non-GAAP measures.  Please provide an analysis of your chargeback activity, which reflects the impact of your actual chargebacks for each period presented to your GAAP revenues.  For instance, it is unclear how the $3,871,516 of gross chargebacks for fiscal 2009 would have only impacted your fiscal 2009 revenues by $26,886.

There are two types of returns. The first is a refund. This occurs when a customer contacts us directly and we process the refund. In accordance with our End User License Agreement the customer has 30 days to request a refund. Refunds represent the majority of our returns. This is important as refunds are controlled by the Company and therefore almost always occur within 30 days of the date of the original sale and are recorded as a reduction of gross revenue at the time of the refund. The second is a chargeback. This occurs when customers contact their credit card issuer instead of the Company. This can occur at any time but also generally occurs within 30 days of the date of the sale. Chargebacks are controlled by the credit card issuer and therefore may occur outside of the standard 30 day window, however our chargeback rate is only approximately 1% of gross credit card sales.

In our response to comment 12 of your letter dated April 29, 2010, we were addressing the issue of a reserve for returns. Since 99% of our returns are refunds, almost all of which occur within 30 days of purchase and are recorded as a reduction of gross revenue at the time of the refund, at most we considered a 30 day reserve. Based on our historical data we experience a monthly return rate of approximately 10-14%, therefore an average 30-day gross return reserve for 2009 would be approximately $323,000.  As returns are deferred similar to revenue, using an average of a one year deferral we would expect the monthly impact of this reserve to be approximately $27,000, which is immaterial.

To further address how the $3.9 million in gross returns impacts our GAAP revenue we first need to explain that both sales and returns are recorded or deferred according to our revenue recognition policies.  The total net amount is then reported as Net Sales on our Statement of Operations.  The following table details the gross and GAAP numbers.

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

June 22, 2010

	2008	2009
Gross sales (excluding toolbar and ad revenue)	$9.1 million	$27.6 million
Gross returns	$(0.9) million	$(3.9) million

GAAP sales	$4.6 million	$20.5 million
Ancillary sales	$0.7 million	$1.2 million
GAAP returns	$(0.4) million	$(2.8) million
Net sales (GAAP)	$4.9 million	$18.9 million

The table illustrates that gross returns have an impact on GAAP revenue, but as indicated in our analysis above regarding a reserve, establishing a 30-day reserve would not have a material impact on GAAP revenue.

Advertising Costs, page F-9

6.              Please explain further the following with regards to your response to our prior comment 13:

•                  Describe further the historical response rates used to determine whether a specific direct-response campaign will be profitable.  Tell us when you first began your direct advertising response campaigns and at what point the company determined you had accumulated verifiable historical patterns of results from your campaigns to support capitalizing such costs;

The Company tracks its direct-response campaigns on a daily basis with the following website metrics: unique visitors, download attempts, gross installs, order page clicks and orders. Additionally, we also track gross sales, returns, cost of goods sold, advertising costs, profit and margin on a daily basis. This daily information is gathered for several weeks and then analyzed to determine whether a specific direct-response campaign will be profitable. Currently we are only running three specific direct-response campaigns for three individual websites and all three of these campaigns are profitable prior to factoring in renewal revenue. The Company first began direct-response campaigns in January 2009.  The Company determined that we had accumulated verifiable historical patterns of results from our campaigns to support capitalizing such costs in the fourth quarter of 2009.

•                  Explain further how the use of historical renewal rates factors into your analysis as to whether a specific direct response campaign will be profitable.  Also tell us whether you attribute the renewal rates to specific direct response advertising campaigns and if so, tell us how you are reasonably able to make that correlation; and

We do not use historical renewal rates to determine if a specific direct-response campaign will be profitable, rather we use historical renewal rates to determine the expected lifetime value of our customers and to estimate if there will be sufficient renewal revenue to justify capitalizing the advertising costs. Currently we are only running three separate direct-response campaigns for three separate websites and all three of these campaigns are profitable prior to factoring in renewal revenue.  We attribute the renewal rates to the specific direct-response advertising campaigns by tracking the individual products that were sold by each campaign and then using historical renewal rates of each product to estimate the expected renewal revenue attributable to each specific direct-response advertising campaign.

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

June 22, 2010

•                  We note that you establish separate costs pools based on monthly costs.  Tell us whether you have separate direct-response advertising efforts for individual products.  If so, please explain further why you believe it is appropriate to pool the costs for the various individual efforts by month versus by product and how you determined your accounting complies with the guidance in ASC 340-20-35.

We do not have separate direct-response advertising efforts for individual products, rather we have separate direct-response advertising efforts for individual websites (www.DoubleMySpeed.com, www.MaxMySpeed.com and www.MyCleanPC.com). As all of these campaigns have been on-going for several months and are expected to continue indefinitely, we determined that the only adequate way to pool costs was by month instead of by product.  We believe that this follows the guidance of ASC 340-20-35 as capitalizing the direct-response advertising costs effectively matches the revenue with the associated cost, since sales recorded during the month are deferred and the specific direct-response advertising costs used to generate the revenue are also deferred.

In making this response we acknowledge that:

•      CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer